                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          SCHEDULE 13D OF GCI CLASS B

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                          General Communication, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                              Class B Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  369385 20 8
                         ------------------------------
                                 (CUSIP Number)


                                 Samuel B Guren
                    William Blair Venture Management Company
                                 222 West Adams
                            Chicago Illinois  60606
                                 (312) 609-4701
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                October 31, 1996
           ---------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13D

CUSIP NO. 369385 10 9                                        PAGE 2 OF 10 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        William Blair Venture Partners III Limited Partnership

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [x]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

        00

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Illinois
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     -0-
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   2,400,591
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     -0-
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     -0-
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        2,400,591
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


        Approximately 58.81%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


        PN
--------------------------------------------------------------------------------

CUSIP NO. 369385 10 9                     13D                      PAGE 3 OF 10



ITEM 1.  SECURITY AND ISSUER

         Class B common stock (the "Stock")

         General Communication, Inc.
         2550 Denali Street, Suite 1000
         Anchorage, Alaska  99503

ITEM 2.  IDENTITY AND BACKGROUND

         (a)-(c) This statement is being filed on behalf of William Blair Venture Partners III Limited Partnership, an Illinois limited partnership ("WBVP"). WBVP is engaged in the principal business of acquiring and holding securities for investment purposes.

                 William Blair Management Company, an Illinois general partnership ("WBMC"), is the general partner of WBVP. WBMC is in the principal business of acting as WBVP's general partner and providing management and consulting services to WBVP and other entities.

                 The general partners of WBMC are Samuel B. Guren, Gregg S. Newmark, Ellen Carnahan, and William Blair & Company, L.L.C., a Delaware limited liability company (collectively, the "General Partners"). Each of the General Partners are in the principal business of acting as a general partner of and providing management and consulting services to WBMC and other entities. The individual General Partners are venture capital and merchant banking professionals. William Blair & Company, L.L.C. is a registered broker/dealer.

                 The managers of William Blair & Company, L.L.C. are E. David Coolidge, John P. Kayser, F. Conrad Fisher, Harvey H. Bundy, Edgar D. Jannotta, Richard P. Kiphart, Albert J. Lacher, James
                 D. McKinney and James M. McMullan (collectively, the "Managers"). Each of the Managers are in the principal business of acting as managers and principals of William Blair & Company, L.L.C. and other entities.

                 The address of the principal business and the principal office of each of WBVP, WBMC, the General Partners and the Managers is 222 West Adams, Chicago, Illinois 60606.

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CUSIP NO. 369385 10 9                     13D                      PAGE 4 OF 10



         (d) During the last five years, neither WBVP, WBMC, any General Partner nor any Manager has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither WBVP, WBMC, any General Partner nor any Manager has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f) The individual General Partners and the Managers other than Albert J. Lacher are all United States citizens. Mr. Lasher is a citizen of Switzerland. WBVP is a limited partnership and WBMC is a general partnership, each organized under the laws of the State of Illinois. William Blair & Company, L.L.C. is a limited liability company organized under the laws of the State of Delaware.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         General Communication, Inc. ("Company") closed as of October 31, 1996 ("Event Date") on the following purchase and acquisition transactions and certain other related agreements ("Transactions"): (1) Prime Securities Purchase and Sale Agreement, as amended by the parties at closing ("Prime Purchase Agreement"); (2) Alaska Cable Purchase Agreement; (3) Alaska Cablevision Asset Purchase Agreement; (4) McCaw/Rock Horner Asset Purchase Agreement; (5) McCaw/Rock Seward Asset Purchase Agreement; and (6) MCI Stock Purchase Agreement ("MCI Purchase Agreement"). The Transactions include a new voting agreement entered into between certain holders of Company common stock, including the filer of this statement ("New Voting Agreement").

         Through the Transactions the Company has acquired, as of the Event Date, interests in seven cable companies providing services in Alaska as follows ("Cable Companies"): (1) all of the equity securities of, and profit participation rights in, Prime Cable of Alaska, L.P., a Delaware limited partnership ("Prime"); (2) substantially all of the assets of the Alaskan Cable companies comprised of three Alaska corporations as follows (collectively, "Alaskan Cable"): (a) Alaskan Cable Network/Fairbanks, Inc., (b) Alaskan Cable Network/Juneau, Inc. and (c) Alaskan Cable Network/Ketchikan-Sitka, Inc.; (3) substantially all of the assets of Alaska Cablevision, Inc., a Delaware corporation;
         (4) substantially all of the assets of McCaw/Rock Horner Cable
         Systems,

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CUSIP NO. 369385 10 9                     13D                      PAGE 5 OF 10



         J.V., an Alaska joint venture; and (5) substantially all of the assets of McCaw/Rock Seward Cable Systems, J.V., an Alaska joint venture.

         As part of the consideration for the acquisition of Prime and Alaskan Cable, the Company, as of the Event Date, issued and sold 14,723,077 shares of the Class A common stock (the "Cable Stock"), which was divided between those companies for further distribution to their respective security holders and subject to a share holdback: (1) Prime
         - 11,800,000 shares of the Stock (the "Prime Shares"); and (2) Alaskan Cable - 2,923,077 shares of the Stock to be distributed between the sole shareholder of each of the three corporations comprising Alaskan Cable in portions acceptable to the Company. Through the MCI Purchase Agreement the Company issued, as of the Event Date, 2,000,000 shares of the Class A common stock ("MCI Stock") to MCI Telecommunications Corporation ("MCI").

         The closing on the Prime Purchase Agreement and the closing on the MCI Purchase Agreement were each contingent upon the closing of the other. The Transactions were approved by the shareholders of the Company at its annual meeting held on October 17, 1996. The security holders of each Cable Company approved the Transaction corresponding to their respective Cable Company or otherwise consented to the Transaction on or prior to October 30, 1996.

         As part of the issuance of the Cable Stock and at the time of the issuance of the MCI Stock in the Transactions, the Prime Shares were distributed to the following parties (the "Prime Sellers"): (i) Prime Cable Growth Partners, L.P., a limited partner of Prime ("Prime Growth"), (ii) Prime Venture I Holdings, L.P., a limited partner of Prime and a general partner of Prime Growth ("Prime Holdings"), (iii) Prime Cable Limited Partnership ("PCLP"), the sole shareholder of Prime Cable Fund I, Inc., the sole general partner of Prime ("Prime General Partner"), (iv) the shareholders of Alaska Cable, Inc., a limited partner of Prime ("ACI"), which are named below, and (v) the holders of the profit participation interests in Prime, which are named below. Immediately prior to the Transactions, the shareholders of ACI were Prime Growth, Prime Holdings, Prime Venture II, L.P., WBVP, Austin Ventures, L.P., Centennial Fund II, L.P., Centennial Fund III, L.P., and Centennial Business Development Fund , Ltd. The holders of the profit participation interests in Prime were BancBoston Capital, Inc., First Chicago Investment Corporation and Madison Dearborn Partners V. WBVP, the filer of this statement, is a shareholder of ACI and received 1,237,262 shares of the Stock (the "WBVP Shares") solely as the result of its ownership interests in ACI.

CUSIP NO. 369385 10 9                     13D                      PAGE 6 OF 10



ITEM 4.  PURPOSE OF TRANSACTION

         Pursuant to the Prime Purchase Agreement, at closing, certain of the Prime Sellers, including WBVP, entered into the New Voting Agreement, through their designated agent, Prime II Management, L.P. ("PIIM"), with certain other shareholders of the Company. Under the New Voting Agreement, the parties thereto agree to vote their shares of Company common stock to cause the board of directors of the Company ("Company Board") to be maintained at not less than eight members, and the Prime Sellers who are parties to the agreement (and their distributees who agreed in writing to be bound thereby) have the right to nominate the individuals to fill two of such positions. The New Voting Agreement requires the parties to the agreement to vote for those nominees, and the nominees of the other parties to the New Voting Agreement, with limiting conditions as described in Item 6 of this statement.

         Except as otherwise set forth above or as set forth in Item 6 in this statement, the filer of this statement has no present plans or proposals which may relate to or would result in any of the following:

         (a) The acquisition by any person of any additional securities of the Company, or the disposition of securities of the Company;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) Any change in the present Company Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Company Board;

         (e) Any material change in the present capitalization or dividend policy of the Company;

         (f) Any other material change in the Company's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

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CUSIP NO. 369385 10 9                     13D                      PAGE 7 OF 10



         (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)     Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER

         (a) Due to the New Voting Agreement and pursuant to Rule 13d-5, each of the parties to the New Voting Agreement may be deemed to be members of a "group," and thereby may be deemed to beneficially own all of the shares owned by all other parties to the New Voting Agreement. The parties to the New Voting Agreement beneficially own directly 2,400,591 shares, or 58.81% of the outstanding Stock. The "group" consists of WBVP, Prime Growth, Prime Holdings, PCLP, BancBoston Capital, Inc., First Chicago Investment Corporation, Madison Dearborn Partners V, Prime Venture II, L.P., Austin Ventures, L.P., Centennial Fund III, L.P., PIIM, Ronald A. Duncan, Robert M. Walp, MCI, and TCI GCI, Inc. ("TCI GCI").

                 WBVP expressly declares that the filing of this statement shall not be construed as an admission that WBVP is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement. After giving effect to such disclaimer, WBVP beneficially owns directly no shares of the outstanding Stock.

         (b)     See Items 7-10 on the cover page.

         (c)     See Item 3 above.

         (d) No other person has the right or the power to direct the receipt of dividends or the proceeds from the sale of the securities reported herein.

         (e)     Not applicable.

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CUSIP NO. 369385 10 9                     13D                      PAGE 8 OF 10




ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Pursuant to Section 14 of the Prime Purchase Agreement, the filer and certain other Prime Sellers (through their designated agent, PIIM) entered into the New Voting Agreement with Mr. Duncan, Mr. Walp, MCI and TCI GCI all of whom are shareholders of the Company. Under the New Voting Agreement, such Prime Sellers and each such shareholder agree to vote all shares of the Stock and Company Class A common stock subject to the agreement for certain nominees to the Company Board, as set forth in the agreement, and to vote all of those shares on other matters as further described in this statement.

         The New Voting Agreement provides that the parties thereto will, to the extent possible, cause the full membership of the Company Board will be maintained at not less than eight directors and that all shares subject to the agreement will be voted as one block for the election to the Company Board of individuals recommended by certain parties to the agreement. The allocation of recommendations for positions on the Company Board made by parties to the agreement is as follows: (1) for recommendations from MCI, two nominees; (2) for recommendations from Messrs. Duncan and Walp, one nominee each; (3) for recommendations from TCI GCI, two nominees; and (4) for recommendations from the Prime Sellers who are parties to the New Voting Agreement, through PIIM, two nominees, for so long as such Prime Sellers (and their distributees who agree in writing to be bound by the terms of the agreement) collectively own at least 10% of the then issued and outstanding shares of the Class A common stock and a management agreement entered into between PIIM and the Company ("Prime Management Agreement") is in full force and effect. If only one of the stated conditions pertaining to such Prime Sellers is satisfied, then such Prime Sellers (and their distributees who elect in writing to be bound thereby) are to be entitled to recommend only one nominee. If neither of the conditions pertaining to such Prime Sellers are met, such Prime Sellers are not entitled to recommend any nominee. Furthermore, under the New Voting Agreement, the shares of Company common stock subject to the agreement are to be voted on other matters to which the parties to the agreement have unanimously agreed.

         The stated term of the New Voting Agreement is through the completion of the annual shareholder meeting of the Company to take place in June 2001, or until there remains only one party to the agreement, whichever occurs first. However, the parties to the agreement may extend its term but only upon unanimous vote and written amendment to the agreement. A party to the agreement (other than the Prime Sellers and their distributees who elect in writing to be bound thereby) will be subject to the agreement

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CUSIP NO. 369385 10 9                     13D                      PAGE 9 OF 10



         until that party disposes of more than 25% of the votes represented by that party's holdings of Company common stock subject to the agreement. Notwithstanding the foregoing, each party to the New Voting Agreement must remain a party as to voting for nominees to the Company Board recommended by the Prime Sellers who are parties to the agreement and to maintain at least eight members on that board only for so long as either such Prime Sellers (and their distributees who agree in writing to be bound by the terms of the agreement) collectively own at least 10% of the then issued and outstanding shares of the Stock or the Prime Management Agreement is in effect.

         The New Voting Agreement commenced effective as of the Event Date. The New Voting Agreement replaces the previous voting agreement among MCI; TCI GCI, Mr. Duncan and Mr. Walp.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The Prime Purchase Agreement is incorporated herein by reference from the Registration Statement on Form S-4 (file number 333-13473) which was declared effective by the Securities and Exchange Commission on October 4, 1996 (the "Registration Statement"). A draft of the New Voting Agreement which was an exhibit to the Prime Purchase Agreement, is incorporated herein by reference from the Registration Statement.

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CUSIP NO. 369385 10 9                     13D                      PAGE 10 OF 10




SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          William Blair Venture Partners III Limited Partnership

                          By:     William Blair Venture Management Company,
                          Its:    General Partner

Dated: November 11, 1996          By: /s/ SAMUEL B. GUREN
                                     ------------------------------------
                                      Samuel B. Guren,
                                      General Partner


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).